DC

No Act

P.E. 12-19-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 31, 2007

Margaret M. Foran
Senior Vice President – Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

Re: Pfizer Inc.
Incoming letter dated December 19, 2006

Dear Ms. Foran:

This is in response to your letter dated December 19, 2006 concerning the shareholder proposal submitted to Pfizer by C. Lamar Owens. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: C. Lamar Owens
1933 E. Karen Dr.
Phoenix, AZ 85022

78003

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

December 19, 2006

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of C. Lamar Owens*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from C. Lamar Owens (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Pfizer pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because it addresses the manner in which Pfizer advertises and markets its products, which is the ordinary business of Pfizer.

THE PROPOSAL

The Proposal requests that the Board of Directors "pass a resolution requiring management for each brand and operating entity to hold an annual formal review and presentation of advertising agencies. Said review shall include a minimum of two competitive advertising agencies and the current agency for each [Pfizer] entity. Management may decide to retain the existing agency no more than three consecutive years. On the third year review the current agency shall be deleted from the review process." A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal pertains to Pfizer's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To Pfizer's Ordinary Business Operations.

Under well-established precedent, Pfizer may exclude the Proposal pursuant to Rule 14a-8(i)(7) because the Proposal concerns Pfizer's ordinary business operations. The Staff consistently has concurred with companies seeking to exclude shareholder proposals under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) when those proposals relate to the manner in which companies advertise and market their products. Consistent with these previous Staff decisions, we believe that the Proposal may be omitted from Pfizer's 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the manner in which Pfizer advertises and markets its products.

According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day to day basis that they could not . . . be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

Pfizer is a research-based, global pharmaceutical company. Accordingly, we market our products to health care professionals and consumers through print and television advertising that communicates the approved uses, benefits and risks of our products and sponsor general advertising to educate the public about health-related issues. In order to do this effectively, Pfizer's management routinely considers, selects, evaluates and terminates advertising agencies. This Proposal seeks to regulate many, if not all, aspects of that process. These decisions are predicated on Pfizer's knowledge and understanding of the marketplace and consumer and market research regarding that marketplace. Accordingly, these advertising and marketing decisions cannot "as a practical matter, be subject to direct shareholder oversight." 1998 Release.

The Staff has concurred that a shareholder proposal very similar to the Proposal that requested that that the company terminate its advertising agency was excludable under Rule 14a-8(i)(7). Specifically, in *PepsiCo Inc. (Butterfield)* (avail. Mar. 7, 1991), the Staff permitted exclusion of a proposal that the company sue and discharge its advertising agency because "questions involving the supervision of advertising agencies" implicated that company's ordinary business operations. Just like the *PepsiCo* proposal, which requested that PepsiCo take specific actions with respect to its advertising agency, the Proposal prescribes specific detailed methods to govern Pfizer's selection of advertising agencies, including time frames for review, the number of agencies to be included in the review and term limits for the use of agencies that necessarily will result in Pfizer terminating its advertising agencies.

More generally, the Staff has consistently concurred that the manner in which a company advertises its products is part of a company's ordinary business operations. In *General Motors Corp. (Russo)* (avail. Mar. 4, 1996), the Staff allowed exclusion of a shareholder proposal that the company hire a vice president to monitor advertising as a decision relating to ordinary business operations. Also, in *CBRL Group, Inc.* (avail. Aug. 28, 2001) the Staff permitted exclusion where a proposal tried to direct the board's use of advertising by requesting the acquisition of a song and music to use in company advertising. *See also Abercrombie & Fitch Co.* (avail. Mar. 24, 2006) (proposal that company seek approval by the United States Post Office for its catalog covers was excludable as "ordinary business operations (i.e., the manner in which a company advertises its products)"); *General Electric Co.* (avail. Jan. 18, 2005) (proposal that company not advertise in media which contained statements supporting gun control legislation excludable as relating to the manner in which the company advertises); *Hewlett-Packard Co.* (avail. Oct. 8, 2004) (proposal dictating use of the Compaq brand name for marketing and advertising purposes excludable as ordinary business); *J.C. Penney Co., Inc.* (avail. Mar. 30, 2000) (proposal to regulate content of company advertising was excludable as implicating the company's ordinary business); *The Quaker Oats Co.* (avail. Mar. 16, 1999) (proposal requesting the formation of an employee committee to review advertising for content that "demeans or slanders any people based on race, ethnicity or religion" was excludable as ordinary business); *International Business Machines Corp. (Pettus)* (avail. Dec. 22, 1997) (proposal requesting that the company increase market share in the home and small office software market was excludable as it concerned product marketing, which is ordinary business); *Kellogg Co.* (avail. Feb. 3, 1989) (proposal seeking to dictate the manner in which a company advertises its products directly related to the conduct of its ordinary business operations); *Pacific Telesis Group (Lippit)* (avail. Dec. 12, 1985) (proposal relating to the selection of a corporate logo for public relations and advertising purposes concerned the company's ordinary business).

The Proposal seeks to regulate Pfizer's selection and oversight of the advertising agencies that it uses to market its products. Thus, the Proposal both involves an issue "fundamental to management's ability to run a company on a day to day basis" and "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." For these reasons, and based on the precedents cited above, we request that the Staff concur in our conclusion that the Proposal properly may be excluded from the 2007 Proxy Materials under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Pfizer excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Pfizer agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Pfizer only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran / EHI

Margaret M. Foran

MMF/dac
Enclosures

cc: C. Lamar Owens

100118115_6.DOC

Exhibit A

Dr. Henry McKinnell
Chairman & CEO
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

RECEIVED MAY - 4 2006

Re: Stockholder Proposal

April 26, 2006

Good day:

The following proposal is submitted for consideration and vote at the next Pfizer Inc. Annual Stockholders Meeting.

Proposal

The Stockholders propose that Pfizer Inc. (PFE) Board of Directors pass a resolution requiring management for each brand and operating entity to hold an annual formal review and presentation of advertising agencies. Said review shall include a minimum of two competitive advertising agencies and the current agency for each PFE entity. Management may decide to retain the existing agency no more than three consecutive years. On the third year review the current agency shall be deleted from the review process.

The above process is considered in the best competitive interest of PFE entities, since advertising agencies tend to become stale and jaded over a period of time with any client. Fresh new ideas are garnered as a result of an annual review process. Such a procedure has the additional benefit of keeping the selected agency aggressive and more focus on improving the PFE entity's market share and public awareness.

As the previous President, CEO and Creative Director of a substantial agency I can attest to the sharp edge of creativity and brand positioning becoming dull over the years between client and advertising agency. I'm out of the advertising business and have no vested interest in a review of PFE entity ad agencies.

As a stockholder, both personally and as trustee of a pension plan, it is my belief that the PFE entities advertising agencies represent the best opportunity for increasing public awareness and positive image as well as adding to market share. Therefore, the recommended process should help add value to Pfizer Inc. shareholder positions.

Respectfully submitted,

C. Lamar Owens
Stockholder & Pension Plan Trustee

Lamar Owens
1933 E. Karen Dr.
Phoenix, AZ 85022

PHOENIX AZ 850
27 APR [illegible]



Dr. Henry McKinnell
Chairman & CEO
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 19, 2006

The proposal requests that the board require "an annual formal review and presentation of advertising agencies."

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations (i.e., the method of selecting advertising agencies). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu
Special Counsel

END